UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

GEE Group Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

36165A102

(CUSIP Number)

DAVID SANDBERG

RED OAK PARTNERS, LLC

40 SE 5th Street, Suite 502

Boca Raton, FL 33432

(212) 614-8952

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 25, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

_______________

1             The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON The Red Oak Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐

3	SEC USE ONLY
4	SOURCE OF FUNDS WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 6,057,244
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 6,057,244

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,057,244

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON PN

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1	NAME OF REPORTING PERSON The Red Oak Long Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐

3	SEC USE ONLY
4	SOURCE OF FUNDS WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,895,431
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,895,431

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,895,431

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4%
14	TYPE OF REPORTING PERSON PN

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1	NAME OF REPORTING PERSON Red Oak Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐

3	SEC USE ONLY
4	SOURCE OF FUNDS AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION FLORIDA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 9,952,675
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 9,952,675

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,952,675

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%
14	TYPE OF REPORTING PERSON OO

4

1	NAME OF REPORTING PERSON David Sandberg

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐

3	SEC USE ONLY
4	SOURCE OF FUNDS AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 9,952,675
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 9,952,675

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,952,675

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%
14	TYPE OF REPORTING PERSON IN

5

1	NAME OF REPORTING PERSON Anthony Y. Snow

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐

3	SEC USE ONLY
4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

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This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D amends and supplements the statement on Schedule 13D originally filed by Red Oak Partners, LLC on March 30, 2023 (as amended, the “Schedule 13D”) relating to the Common Stock, no par value of Gee Group Inc., an Illinois corporation (the “Issuer”). The principal executive offices of the Issuer are located at 7751 Belfort Parkway, Suite 150, Jacksonville, Florida 32256. Except as specifically amended and supplemented by this Amendment No. 1, all other provision of the Schedule 13D remain in full force and effect. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)-(c) and (f) The names of the persons filing this Statement (the “Reporting Persons”) are:

The Red Oak Fund, LP, a Delaware limited partnership (“Red Oak Fund”);

The Red Oak Long Fund, LP, a Delaware limited partnership (“Red Oak Long Fund”);

Red Oak Partners, LLC, a Florida limited liability company (“Red Oak Partners”);

David Sandberg, as the controlling member of Red Oak Partners and nominee for the board of directors of the Issuer (the “Board”); and

Anthony Y. Snow, as nominee for the Board.

This Statement is being filed by David Sandberg, the controlling member of Red Oak Partners, which manages each of Red Oak Fund and Red Oak Long Fund (each a “Fund” and, collectively, the “Funds”). The Funds are private investment vehicles formed for the purpose of investing and trading in a wide variety of securities and financial instruments. The Funds directly own the shares as reported in this Statement.  Mr. Snow serves as the President and Co-Portfolio Manager of Red Oak Partners. Each of the filers hereto disclaims beneficial ownership with respect to any shares other than shares owned directly by such filer.

The principal office or business address of the Funds, Red Oak Partners and Messrs. Sandberg and Snow is 40 SE 5th Street, Suite 502, Boca Raton, FL 33432.

Messrs. Sandberg and Snow are each citizens of the United States of America.

(d)-(e) During the last five years, none of the Reporting Persons have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On May 25, 2023, Red Oak Fund delivered a letter to the Issuer (the “Nomination Letter”) nominating a slate of two (2) highly-qualified candidates, including David Sandberg and Anthony Y. Snow (collectively, the “Nominees”), for election to the Board at the 2023 annual meeting of stockholders (the “Annual Meeting”). The Reporting Persons believe that the Nominees have the qualifications, experience and skill sets necessary to serve as directors of the Issuer, as evidenced by their biographies below.

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Additionally, in the Nomination Letter, Red Oak Fund submitted certain business proposals that Red Oak Fund intends to present at the Annual Meeting, including amendments to the Issuer’s Amended and Restated By-laws (the “Bylaws”) that would have the effect of (i) declassifying the Board and requiring any future amendment to the Bylaws to classify the Board to require the affirmative vote of the majority of the shares represented at the meeting and entitled to vote on the matter and (ii) separating the offices of Chairman of the Board and Chief Executive Officer so such offices shall not be held by the same person.

The Nominees are:

David Sandberg, age 50, serves as the Managing Member, Founder, and Portfolio Manager of Red Oak Partners, LLC (“Red Oak Partners”), an investment advisory firm with a focus on value investing, since 2003. Prior to founding Red Oak Partners, he co-managed J.H. Whitney & Co’s Green River fund, a private equity firm, from 1998 to 2002. Mr. Sandberg currently serves as Chairman of the Board of CBA Florida, Inc. (formerly OTC: CBAI), a healthcare service company, since April 2015. Mr. Sandberg also currently serves on the board of directors of W.O. Partners, LLC, a privately-held parent company that owns and operates construction and poultry staffing companies, since February 2020 and WTI Holdings, LLC, a privately-held holding company involving technology businesses, since 2017. He previously served on the board of directors of Asure Software, Inc. (NASDAQ: ASUR), a software services company, including as Chairman of the Board, from June 2009 to August 2020, SMTC Corporation (formerly NASDAQ: SMTX), a global manufacturing company, from April 2009 to April 2021, Planar Systems Inc. (formerly NASDAQ: PLNR), an electronics manufacturing company from March 2012 to February 2015 and RF Industries, Ltd. (NASDAQ: RFIL), an interconnect and cable products manufacturing company, from September 2011 to March 2013. Mr. Sandberg has experience serving as a member of and as Chairman of each of the audit, compensation, nominating and governance, and strategic committees for public companies. Mr. Sandberg graduated from Carnegie Mellon University with a B.S. in Industrial Management and a B.A. in Economics.

Anthony Y. Snow, age 48, has served in various roles at Red Oak Partners, LLC, an investment advisory firm, since 2012, including as President, Co-Portfolio Manager and Director of Research. Mr. Snow also currently serves as President of CBA Florida, Inc. (“CBA Florida”) (formerly Cord Blood America, Inc. (OTC: CBAI)), a healthcare service company, since May 2018. Previously, Mr. Snow served as Interim President of CBA Florida, from July 2017 to May 2018, an analyst at Soros Fund Management, LLC, an investment management firm, from 2010 to 2011, a Managing Director at Ardea Capital Management L.P., an investment management firm, from 2008 to 2010 and Senior Analyst at Wyper Capital Management, L.P., an investment management firm, from 2004 to 2008. Earlier in his career, Mr. Snow served as an Associate at Lindsay Goldberg LLC (f/k/a Bessemer Holdings LP), a private equity firm, from 1999 to 2002 and an Analyst in the Mergers & Acquisitions group at Merrill Lynch & Co., Inc. (formerly NYSE: MER), a financial services firm, from 1997 to 1999. Mr. Snow has served on the board of directors of CBA Florida since 2015. Mr. Snow previously served on the board of directors of Nuvo Pharmaceuticals Inc. (d/b/a Miravo Healthcare) (TSX: MRV), a pharmaceutical company, from August 2022 until its sale in March 2023. Mr. Snow received his B.B.A. with high distinction from the University of Michigan, concentrating in finance and accounting, and M.B.A. from Harvard Business School.

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Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

(a)       The aggregate percentage of the Issuer’s outstanding shares of Common Stock reported owned by each Reporting Person is based on 114,450,455 shares of common stock outstanding at May 12, 2023, as reported by the Issuer on its Form 10-Q, filed with the United States Securities and Exchange Commission on May 15, 2023. Each Reporting Person disclaims beneficial ownership with respect to any shares of Common Stock other than the shares owned directly and of record by such Reporting Person.

Red Oak Partners beneficially owns 9,952,675 shares of Common Stock, representing 8.7% of all the outstanding shares of Common Stock. The Funds are each controlled by Red Oak Partners. Therefore, Red Oak Partners may be deemed to beneficially own (i) the 6,057,244 shares of Common Stock held by the Red Oak Fund, and (ii) the 3,895,431 shares of Common Stock held by the Red Oak Long Fund.

Mr. Sandberg, as the managing member of Red Oak Partners may be deemed to beneficially own the 9,952,675 shares of Common Stock beneficially owned by Red Oak Partners through the Funds, representing 8.7% of all the outstanding shares of Common Stock.

Red Oak Fund may be deemed to beneficially own 6,057,244 shares of Common Stock, representing 5.3% of all the outstanding shares of Common Stock. Red Oak Long Fund may be deemed to beneficially own 3,895,431 shares of Common Stock, representing 3.4% of all the outstanding shares of Common Stock.

Mr. Snow does not own any shares of Common Stock.

(b)       Each of Red Oak Partners and Mr. Sandberg may be deemed to have shared voting and dispositive power with respect to (i) the 6,057,244 shares of Common Stock held by the Red Oak Fund, and (ii) the 3,895,431 shares of Common Stock held by the Red Oak Long Fund. No Fund shares with any other Fund voting or dispositive power with respect to the shares such Fund beneficially owns. Mr. Snow does not have sole or shared voting and dispositive power with respect to any shares of Common Stock.

(c)       None of the Reporting Persons have entered into any transactions in shares of Common Stock during the past sixty (60) days.

(d)       Not applicable.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

The relationships between Messrs. Sandberg and Snow, Red Oak Partners and the Funds are described above under Item 2.

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SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 30, 2023

RED OAK PARTNERS, LLC

By:	/s/ David Sandberg
	Name:	David Sandberg
	Title:	Managing Member

THE RED OAK FUND, L.P.

By:	RED OAK PARTNERS, LLC, its general partner

By:	/s/ David Sandberg
	Name:	David Sandberg
	Title:	Managing Member

THE RED OAK LONG FUND, L.P.

By:	RED OAK PARTNERS, LLC, its general partner

By:	/s/ David Sandberg
	Name:	David Sandberg
	Title:	Managing Member

By:	/s/ David Sandberg
David Sandberg

By:	/s/ David Sandberg
Anthony Snow

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